

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2013

<u>Via E-mail</u>
Blaise Bettendorf
Executive Vice President and Chief Financial Officer
First Financial Holdings, Inc.
2440 Mall Drive
Charleston, South Carolina 29406

   Re: First Financial Holdings, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2012
     Filed March 18, 2013
     File No. 000-17122

Dear Ms. Bettendorf:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Christian Windsor

        Christian Windsor
        Special Counsel